1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated March 15, 2005	4

1.2	Press Release dated March 15, 2004	45

FORWARD-LOOKING STATEMENTS

The Press Release and the Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the expected benefit of any acquisition, the future prospects of and our ability to integrate the acquired business, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through acquisitions.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: March 15, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	our network expansion and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to the growth rate of our total revenues, wireless internet revenues and online advertising revenues;

•	the development of our latest product offerings;

•	the development of the regulatory environment; and

•	future growth in the telecommunications and Internet industries in China.

The words “forecast,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” of the Company’s annual report on Form 20-F to be filed with the United States Securities Exchange Commission and the following:

•	any changes in our relationship with telecommunications operators in China;

•	the effect of competition on the demand for and the price of our services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in the regulatory policies of the Ministry of Information Industry, or MII, and other relevant government authorities relating to, among other matters, the granting and approval of licenses and the restrictions on Internet content;

•	any changes in telecommunications and related technology and applications based on such technology;

•	any changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications market, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

(Stock Code: 8282)

FINAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

HIGHLIGHTS

•	Total revenues for the year ended December 31, 2004 grew by 59% from 2003 to US$122.7 million

•	Revenues from wireless internet services rose to US$112.9 million for the year, representing a 102% growth from 2003

•	Revenues from voice services rose to US$29.0 million, up 1290% from US$2.1 million in the previous year

•	Revenues from 2.5G products increased by 1250% to US$28.9 million for the year

•	Advertising revenues rose to US$7.6 million in 2004, up 30% from 2003

•	US GAAP basic earnings per ADS were US$0.752 for the full year and US$0.684 fully diluted earnings per ADS for the full year

CHAIRMAN’S STATEMENT

In 2004, the Company achieved healthy growth across all of its major business segments and reported growth in both revenue and net income despite an unexpectedly challenging regulatory environment. In March 2004, the Company became the first company with a dual listing on Hong Kong’s Growth Enterprise Market and NASDAQ. The Company’s principal focus throughout the year remained to assure its position as a leading wireless internet company in China. The Company continued to innovate in the marketing and distribution of its products to the young, trendy, hip new Chinese consumer, and expanded distribution of entertainment, sports and music content to the mobile phones of its customers through multiple distribution platforms, including the tom.com portal, handset alliances and traditional media such as television, radio and print.

For the full year 2004, revenues grew to US$122.7 million, an increase of 59% over last year’s results. Gross Profit was US$58 million, 76% higher than the previous year and Net Income was US$34 million, which is 73% higher than 2003. For the year wireless internet revenues represented 92% of the Company’s total revenues. Within the wireless business segment the Company had an attractive revenue mix, which not only diversified revenue streams but also allowed the bundling, cross-promotion and cross-selling of products. SMS, or short messaging services, were 49% of wireless internet revenues, 2.5G revenues were 25% of wireless internet revenues and voice service revenues were 26% of wireless internet revenues.

The Company’s increasing focus on 2.5G and voice services mirrors the mobile telecommunication operators’ strategies and should serve the Company well as these advanced data and voice services are expected to drive overall wireless internet market growth in 2005. The Company also used 2004 to focus its attention on its portal, growing the tom.com website into one of the most popular portals in China by daily page views. With approximately 220 million average daily page views the Company ranks as one of China’s top 5 portals. As a result, Online advertising revenues have grown and reached US$7.6 million, representing 6% of total revenue and a 277% growth over 2003. The Company’s popular Internet assets, coupled with its large wireless internet user base, which now totals more than 130 million users, position the Company to take advantage of the next phase of growth of Internet voice and data services.

During the year the Company grew its businesses through several acquisitions and strategic alliances. The Company’s acquisition of the leading wireless IVR provider, Puccini, in 2003 has proven to be a successful venture that made a significant contribution to the Company’s business growth and accounted for 22% of its total revenues in 2004.

In second half of 2004, the Company acquired Treasure Base, a wireless entertainment service provider holding exclusive rights with major TV channels in China for the provision of wireless entertainment content utilizing the TV media. With this acquisition, TOM Online increased its reach in distribution of its wireless services to the mass TV audience in China. The Treasure Base acquisition was immediately earnings accretive to the Company. Through this acquisition, TOM Online gained not only a strong TV media promotion and distribution channel for its wireless internet products, but also important synergy benefits such as product bundling and integration, content sharing, and cross-platform promotions.

TOM Online also had made an investment with Qualcomm and private equity investor IDG in Sichuan Great Wall Software Group, a wireless mobile software application developer. The Company expects to benefit from Sichuan Great Wall’s expertise and experience in the development of wireless applications based on Java and BREW technologies to deliver quality content to mobile phones and other wireless devices. Access to this technology and skill-set will not only enhance TOM Online’s 2.5G product development capabilities but also will position the Company with respect to the introduction of 3G services in China in the future.

In October, the Company launched a co-branded instant messaging tool, TOM-Skype, with Skype Technologies S.A. Based on peer-to-peer technology, the new service has turned the tom.com portal into a one-stop communication center incorporating features such as a large free e-mail box and other community-based products. TOM-Skype is a key component of the Company’s business development strategy and has already helped the Company further integrate its free and fee-based services and enhance users’ loyalty. The Company also has partnered with UEFA to launch an official Chinese website for UEFA EURO 2004, and formed an alliance with ESPN STAR Sports to bring English Premier League matches to the desktop of our users. Other key partnerships forged during the year included the Company’s joint coverage on the Athens Olympics with China’s largest sports newspaper, Sports Weekly.

In late 2004, the Company acquired Whole Win, a fast-growing WAP services provider. The transaction has expanded TOM Online’s range of popular wireless internet products at a time when China’s 2.5G market is showing signs of entering a new phase of growth.

In December, the Company announced the acquisition of a majority stake in Indiagames, a global mobile games developer and publisher. The investment establishes a wireless game presence for the Company in India, supports our position in this important market in China, and broadens our horizon for growth globally. Indiagames is the owner of one of the largest wireless content development facilities in the world with more than 160 highly experienced professionals, and counts top tier Hollywood studios, handset manufacturers, and more than 100 distribution channels among its partners around the world.

On balance, 2004 was a year of solid achievement despite unexpected challenges in the regulatory environment. In 2005, I expect the Company both to continue to assure recurring contributions from its current business base and to continue to improve and diversify its offerings across the Internet and wireless sectors in China as well as, where appropriate, internationally. The Company benefits from a strong financial position from which to achieve these goals and will seek both to balance its business risks and build shareholder value in the months ahead.

I would like to thank the Board of Directors and especially, all of the Company’s employees for their hard work, support and dedication in building TOM Online to what it is today.

Frank Sixt
Chairman

Hong Kong, March 15, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this announcement. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP.

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003 and the effects of our acquisition of Puccini from November 19, 2003. As a result, our historical consolidated financial statements and the discussion and analysis herein include up until September 26, 2003, the results of operations of the six companies that have historically been managed together with our business but are not part of our company following our reorganization. Most of the business operations of these six companies were, however, moved to our company. Our audited historical consolidated financial statements and the discussion and analysis herein include the financial position and results of operations of Treasure Base and Whole Win beginning as of August 11, 2004 and November 19, 2004, respectively.

Overview

We are one of the leading Internet companies in China providing value-added multimedia products and services. We deliver our products and services from our Internet portal to our users both through their mobile phones and through our websites. Since our acquisition of Treasure Base, we have also been distributing our services through over 60 television channels, including CCTV5, the national sports television programming broadcaster of the PRC. Our primary business activities include wireless internet services and online advertising.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver their Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. Our wireless internet services revenues accounted for approximately 92.0% of our total revenues in 2004.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. In the first quarter of 2003, we shifted the focus of our internal sales team to developing our relatively high gross profit margin online advertising business. In 2004, our online advertising revenue accounted for substantially all our advertising revenue. Our advertising revenue accounted for 6.2% of our total revenue in 2004.

Our commercial enterprise solutions business includes providing technical services for the Internet-related computer hardware and software needs of our clients. In the second half of 2003, we began to gradually phase out this business. In 2004, our commercial enterprise solutions revenue accounted for approximately 1.8% of our total revenues, down from 17.9% of total revenues in 2003. We intend to further reduce our focus on this business in the future.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless internet services and Internet content services. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet,

Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these five entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under US GAAP we are the primary beneficiary of the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and we consolidate their results of operations in our historical consolidated financial statements.

Revenues

Our revenues are derived from our two primary operating segments: wireless internet services and advertising. We also derive a minor portion of our revenues from commercial enterprise solutions, and Internet access. In 2004, our revenues were primarily derived from our wireless internet services, which include SMS, MMS, WAP, IVR and ring-back tone services. Through these services we provide downloads, information and community-oriented products, such as news headlines, sports information, games, wallpaper and dating services. We also derive revenues from our advertising services, commercial enterprise solutions and Internet access services. In the fourth quarter of 2002, however, we stopped selling Internet access cards.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and our subsidiaries that are incorporated in the PRC. Our wireless internet services revenue is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that Beijing Super Channel, Beijing Lahiji, GreaTom, Puccini Network, Ceng Dong Yi and Heng Dong Wei Xin charge and subsequently collect pursuant to the exclusive technical and consulting service agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, respectively, are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless internet services(1)	9,958	33.2%	55,843	72.5%	112,880	92.0%
Advertising(2)	4,228	14.1%	5,845	7.6%	7,583	6.2%
Commercial enterprise solutions(3)	11,244	37.5%	13,825	17.9%	2,189	1.8%
Internet access(4)	4,545	15.2%	1,560	2.0%	68	—

Total revenues	29,975	100.0%	77,073	100.0%	122,720	100.0%

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless internet services platforms of China Mobile and China Unicom. Revenues from the wireless internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively.
(2)	Includes offline advertising revenue that is bundled with online advertising revenue.
(3)	Includes revenue from computer hardware sales, integrated enterprise solutions services, e-commerce and fee-based e-mail boxes.
(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless internet services. Our wireless internet services revenue is derived from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless internet services before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Our wireless internet services include SMS, MMS, WAP, IVR and ring-back tone services. SMS is our primary wireless internet data service, accounting for approximately 48.7% of our wireless internet services revenue in 2004. However, we intend to increase promotion of our newer services, such as our MMS, WAP, IVR and ring-back tone services. In 2004, our MMS, WAP, IVR and ring-back tone services accounted for approximately 10.4%, 15.2%, 23.2% and 2.5%, respectively, of our wireless internet services revenue. The primary factors affecting our wireless internet services revenue are the number of subscriptions, the number of downloads and the pricing of our subscriptions and downloads. Because subscription-based services include a bundle of downloads for a monthly price, which we believe provides a more stable source of revenue than single downloads, we focus upon promoting our subscription-based services.

Our operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2004, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 4.8%. China Mobile is currently implementing MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless internet services other than IVR services, including usage, transmission and billing information. Under the MISC platform, we believe the discrepancy between our revenue estimates and the revenue calculated by China Mobile will be larger than that in 2004. As the MISC platform permits limited access to China Mobile’s usage and billing records to reconcile the discrepancy, this could lead to lengthy reconciliation negotiations between us and China Mobile and delay our revenue collection.

Advertising. In 2004, substantially all of our advertising revenue was derived from online advertising services. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period and the average revenue per client.

Commercial enterprise solutions. Our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue. We are gradually phasing out this business because of its relatively low profit margins. We recognize our commercial enterprise solutions revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients.

Internet access. Our Internet access revenues are derived from the sale of prepaid cards that provide access to the Internet through various telecommunications operators located throughout China. In the fourth quarter of 2002, however, we stopped selling our Internet access cards. In subsequent periods, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods.

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	16,731	55.8%	32,794	42.6%	63,966	52.1%
Cost of goods sold	8,143	27.2%	11,291	14.6%	791	0.6%

Total cost of revenues	24,874	83.0%	44,085	57.2%	64,757	52.7%

Cost of Services. Cost of services include direct cost of services and common cost of services. Our wireless internet services direct costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, certain content costs and product promotion and marketing expenses. Our advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues. Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff and wireless internet services staff, and depreciation and maintenance costs relating to equipment used to provide services. We allocate our common costs to our wireless internet services business and our advertising business in proportion to the gross profits from these businesses prior to the allocation of common costs. Our direct cost of services and our common cost of services accounted for 77.2% and 22.8%, respectively, of our cost of services in 2004. We expect that our cost of services will continue to increase as our wireless internet services and online advertising businesses continue to expand in future periods.

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients. The sale of computer hardware to our commercial enterprise solutions clients has been a low profit margin business and we are gradually phasing out this business. As a result, our cost of goods sold declined from 14.6% of our revenues in 2003 to 0.6% of our revenues in 2004. We expect our sales of computer hardware and the related cost of goods sold will continue to decline in the future.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profits(1):
Wireless internet services	2,326	28,549	51,901
Advertising(2)	314	1,494	4,847
Commercial enterprise solutions	2,006	2,052	1,147
Internet access(3)	455	893	68

Total gross profits	5,101	32,988	57,963

Gross Profit Margin:
Wireless internet services	23.4%	51.1%	46.0%
Advertising(2)	7.4%	25.6%	63.9%
Commercial enterprise solutions	17.8%	14.8%	52.4%
Internet access(3)	10.0%	57.2%	—
Total gross profit margin	17.0%	42.8%	47.2%

(1)	For the purpose of calculating our gross profits, certain costs that are common to both our wireless internet services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.
(2)	Advertising gross profits include both online and offline advertising gross profits.
(3)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	3,069	10.2%	2,772	3.6%	7,695	6.3%
General and administrative expenses	7,356	24.5%	9,133	11.8%	12,385	10.1%
Product development expenses	692	2.3%	689	0.9%	886	0.7%
Amortization of intangibles	88	0.3%	629	0.8%	5,614	4.6%
Provision for impairment of goodwill, intangibles and property and equipment	2,215	7.4%	—	0%	307	0.3%

Total operating expenses	13,420	44.7%	13,223	17.1%	26,887	22.0%

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes.

Product Development Expenses. Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003 and Treasure Base and Whole Win in 2004.

Provision for Impairment of Goodwill, Intangibles and Property and Equipment. Provision for impairment of goodwill, intangible assets and property and equipment consists of impairment charges for goodwill recorded in connection with acquisitions and impairment charges relating to intangible assets and property and equipment that have suffered a decline in value.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet Services Revenue Recognition

Our wireless internet services revenue is derived from fees charged for providing users with SMS, MMS, WAP, IVR and ring-back tone services. Fees for our wireless internet services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. We have, however, developed an internal system that records the number of messages that are sent from our Internet portal, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages sent from our Internet portal once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2003 and 2004, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5% and 4.8%, respectively. By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless internet services revenue based on the estimate of the collectible wireless internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless internet services for such operator may result in subsequent adjustments to our wireless internet services revenue reported in our financial statements. However, such billing discrepancies have had no impact on the historical financial statements for 2002, since we recorded our revenue in accordance with the received monthly statements from the mobile operators.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless data revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless internet data services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless internet data services. Based on our assessments, we have decided to recognize our revenue based upon the gross amounts billed to our users.

Online Advertising Revenue Recognition

Our online advertising revenues are generally earned pursuant to contracts that include specific fee arrangements and payment terms, and that provide persuasive evidence that an arrangement exists. Revenue earned pursuant to these contracts is generally recognized either at the time that advertisements are displayed on our websites or when a specific number of website impressions are delivered. Certain of our contracts, however, do not include a fixed advertisement delivery pattern. Revenue earned pursuant to these contracts is deferred until the contract is completed. The timing with respect to revenues earned pursuant to these types of contracts could be materially different if the contracts included a fixed delivery pattern and a portion of the revenues could be recognized for services that are provided during periods prior to the period in which the contract is completed. In 2004, we recognized revenues of US$1,500,000 as a result of having deferred recognition of revenues in 2003 from certain online advertising contracts that did not include a fixed delivery pattern in the terms of the arrangement. There was no material deferred revenue recognition in 2004.

Impairment of Intangibles and Goodwill

We assess the carrying value of our intangible assets and goodwill on an annual basis and when factors are present that indicate an impairment may have occurred. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

During the year ended December 31, 2002, we recorded impairment charges of US$2,215,000, to write off the remaining book value of the intangible assets and goodwill related to certain of our acquisitions and certain intangible assets.

During the year ended December 31, 2002, due to the continued weak performance of our online advertising business and our annual assessment of the recoverability of our intangible assets, we considered the need for an impairment of the identifiable intangible assets and goodwill recognized in connection with our acquisition of China Travel Network. We determined the amount of the impairment charge by using a future discounted cash flow methodology.

During the year ended December 31, 2004, due to the continued weak performance of our first online game, Karma Online, we recorded impairment charges of US$307,000 to write off the remaining book value of the license rights for Karma Online.

For the year ended December 31, 2004, we determined that there was no impairment of goodwill based on a valuation performed by an independent professional appraisal firm. The valuation was concluded by using market approach with comparisons to selected publicly traded companies operating in similar industry.

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts.

Available-for-sale securities

Investments in available-for-sale securities are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities of other income/(expenses), respectively. Interest on available-for-sale securities is reported in interest income.

When determining whether a decline in value below the amortized cost basis of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near-term prospects and other specific factors relating to the business underlying the securities.

Stock-based compensation expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure,” we have chosen to disclose the provisions related to employee share options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25, or APB 25, in accounting for stock options and shares issued to employees. Under APB25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

In December 2004, SFAS No. 123 “Share-Based Payment,” or SFAS No. 123 (revised 2004), was issued by the FASB. This statement replaces SFAS No. 123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123 (revised 2004) applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS No. 123 (revised 2004) is effective for periods beginning after June 15, 2005, for public entities that do not file as small business issuers. We are in the process of assessing the impact of the application of SFAS No. 123 (revised 2004).

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. As a result, we have determined that under US GAAP we are the primary beneficiary of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and we consolidated the financial statements of these companies when preparing our consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports, our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

Our Reorganization

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003. As a result, our audited historical consolidated financial statements include the financial results of the nine core Internet business entities for all periods presented and also include financial results of the six non-core Internet business entities up until September 26, 2003. The nine core Internet business entities and the six non-core Internet business entities together formed our parent company’s online media business in the PRC, which includes our wireless data service business, online advertising business and commercial enterprise solutions business. As part of our reorganization, our parent company transferred its interest in the nine core Internet business entities to us. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their business operations were moved to the nine core Internet business entities that form our company, and they are expected to be wound down or used by our parent company for other purposes. The six entities that were not transferred to us are

Shenzhen Freenet Advertising, Sharkwave Information Technology (Beijing) Company Limited, or Sharkwave Technology, China Travel Network Company Limited, or China Travel Network, Beijing Oriental China Travel Agency Limited, Beijing Tom, and Beijing Planet Network Travel Information Technology Limited, or Beijing Planet Network.

Our Acquisitions

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company, Puccini, which provides wireless IVR services through Wu Ji Network. The financial results of Wu Ji Network are included in our audited historical consolidated financial statements following completion of our acquisition. In addition, in the second half of 2004, we completed the acquisitions of Treasure Base and Whole Win, Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcaster in China through LingXun, and Whole Win provides WAP services through Startone.

In August 2004, we invested approximately US$1,494,000 to acquire a 13.95% equity interest in Sichuan Great Wall. This investment is accounted for using the cost method. We received no dividends from this investment for the year ended December 31, 2004, and we concluded that no impairment occurred in the book value of this investment. We have the option to increase our stake to 20.55% within 12 months of the initial investment.

On December 17, 2004, we entered into definitive agreements to acquire 80.6% of the issued share capital of Indiagames, a wireless game developer and publisher of mobile entertainment content based in India. We anticipate this transaction will be completed prior to April 2005.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun and Startone beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively. As the acquisition of Indiagames was not completed as of December 31, 2004, our audited historical consolidated financial statements do not include the financial results of Indiagames.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004 is based upon our audited historical consolidated financial statements included elsewhere in this announcement.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. This increase was primarily due to increases in our wireless internet services revenues. In 2004, revenues from Puccini, Treasure Base and Whole Win contributed US$26,534,000, US$4,318,000 and US$215,000, respectively, to our total revenues. In 2003, Puccini contributed US$2,307,000 to our total revenues.

Wireless Internet Services. Our wireless internet services revenue increased 102.1% to US$112,880,000 in 2004 from US$55,843,000 in 2003. This increase was primarily due to an increase of MMS and WAP revenues, which increased approximately twelve-fold to US$28,898,000 in 2004 from US$2,141,000 in 2003, as well as approximately a twelve-fold increase of IVR revenues to US$26,152,000 in 2004 from US$2,088,000 in 2003. The increase in our MMS, WAP and IVR revenues were due to the increased use of 2.5G handsets capable of using such services in China, as well as the expansion of our product portfolio. In addition, the increase in our IVR revenue was due to the full year effect of the service, which we began providing after our acquisition of Puccini in November 2003. Our SMS revenue increased to US$54,956,000 in 2004 from US$51,614,000 in 2003. Our SMS revenue increased 6.5% in 2004, compared to an increase of 418.3% in 2003, reflecting a significant decline in the growth of the SMS market due to the maturation of the market. The increase in our SMS, MMS and WAP revenues were in part due to our acquisitions of Treasure Base and Whole Win, the results of which were consolidated to our financial statements since August 11, 2004 and November 19, 2004, respectively.

Advertising. Our advertising revenue increased 29.7% to US$7,583,000 in 2004 from US$5,845,000 in 2003. This was mainly due to a 48.5% increase in the average revenue per client to US$49,000 from US$33,000 in 2003 as we acquired a number of large clients in 2004 from the consumer goods and electronics, information technology and automobile industries. Our online advertising revenue, which represented substantially all of our advertising revenue in 2004, increased 277.5% from US$2,009,000 in 2003.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue decreased 84.2% to US$2,189,000 in 2004 from US$13,825,000 in 2003. This decrease was primarily due to our gradual phasing out of this business.

Internet Access. Our Internet access revenue decreased 95.7% to US$68,000 in 2004 from US$1,560,000 in 2003. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue with respect to our Internet access business in 2004 because Internet access cards that were sold in prior periods were used during this period. We did not incur any costs with respect to our Internet access card business in 2004 because such costs were accrued in 2003. The last Internet access card expired at the end of the first quarter of 2004, and we did not recognize any revenue or incur any costs with respect to our Internet access business in subsequent periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003.

Cost of Services. Our cost of services increased 95.1% to US$63,966,000 in 2004 from US$32,794,000 in 2003. This increase was primarily due to the increasing cost of acquiring content, products and services for our wireless internet services business from third-party providers.

Cost of Goods Sold. Our cost of goods sold decreased 93.0% to US$791,000 in 2004 from US$11,291,000 in 2003. This decrease was primarily due to our gradual phasing out of the commercial enterprise solutions business.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 46.9% to US$64,757,000 in 2004 from US$44,085,000 in 2003.

Gross Profit. As a result of the foregoing, our gross profit increased to US$57,963,000 in 2004 from US$32,988,000 in 2003. Our gross profit as a percentage of revenues, or gross profit margin, increased to 47.2% in 2004 from 42.8% in 2003.

Selling and Marketing Expenses. Our selling and marketing expenses increased 177.6% in 2004 to US$7,695,000, up from US$2,772,000 in 2003. This increase was due to the commencement of a new advertising campaign and marketing expenses associated with special marketing activities associated with the Olympic Games in Athens and the UEFA EURO 2004 football tournament, efforts to brand our portal business in order to attract more online advertising, and several road shows and new product launches.

General and Administrative Expenses. Our general and administrative expenses increased 35.6% to US$12,385,000 in 2004 from US$9,133,000 in 2003. This increase was primarily the result of our recruitment drive. Compensation and benefits for employees totalled US$4,384,000 in 2004, an increase of 23.1% from US$3,560,000 in 2003. Average compensation and benefits for our employees also increased as we continued to reward employees based on their performance. General and administrative expenses decreased to 10.1% of our total revenues in 2004 from 11.8% in 2003 primarily due to our acquisitions of Treasure Base and Whole Win, which had lower operating costs than our pre-existing operations in 2004.

Amortization of Intangibles. Our amortization of intangibles increased to US$5,614,000 in 2004 from US$629,000 in 2003. This increase was primarily due to the amortization in 2004 of US$4,411,000, US$710,000 and US$103,000 in intangibles acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, respectively.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 103.3% to US$26,887,000 in 2004 from US$13,223,000 in 2003.

Income from Operations. As a result of the foregoing, our income from operations was US$31,076,000 in 2004 compared to income of US$19,765,000 in 2003.

Net interest income. We recorded an interest income of US$3,095,000 in 2004, which was derived primarily from our investment in marketable securities in April 2004. The aggregate fair value of our marketable securities was US$116,471,000 as of December 31, 2004. The interest rate ranges from 2.25% per annum to 8% per annum.

Income Tax Credit. We recorded an income tax credit of US$41,000 in 2004 compared to an income tax credit of US$254,000 in 2003. Income tax credit decreased in 2004 primarily due to a reduction in the amount of deferred tax asset recognized by Beijing Lei Ting in 2004.

Minority Interests. The portion of income attributable to minority interests was US$304,000 in 2004 compared with a portion of income attributable to minority interests of US$127,000 in 2003. This was due to an increase in the net income of GreaTom. We recognize the entire net income of GreaTom in our consolidated financial statements and then deduct the portion of that net income attributable to Great Wall Technology Company, Ltd., which owned 10% of GreaTom as of December 31, 2003 and 2004.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$33,908,000 in 2004 compared to net income of US$19,572,000 in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Our revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002. This increase was primarily due to an increase in revenues from our wireless internet services business.

Wireless Internet Services. Our wireless internet services revenue increased to US$55,843,000 in 2003 from US$9,958,000 in 2002. This increase was primarily due to an increase in our SMS revenue due to an increase in both our SMS subscriptions and SMS downloads. In 2003, we had 31.8 million SMS subscriptions and 324.2 million SMS downloads. The increase in our SMS subscriptions was primarily due to the full year effect of this service, which we launched in the third quarter of 2002. The increase in SMS subscriptions as well as SMS downloads was also due to our increased focus upon developing our wireless internet services business, which included increasing promotional efforts as well as expanding our product portfolio, and the general expansion of the SMS market in China.

Advertising. Our advertising revenue increased 38.2% to US$5,845,000 in 2003 from US$4,228,000 in 2002. This increase was due to a 73.7% increase in the average revenue per client to US$33,000 in 2003 from US$19,000 in 2002, partially offset by a 19.5% decrease in the number of our advertising clients to 178 in 2003 from 221 in 2002. In 2003, due to our increased focus on online advertising and our enhanced attractiveness to advertisers as the number of page views of our websites increased, our online advertising revenue, including bundled offline advertising revenue, reached US$2,009,000 in 2003 and accounted for 34.4% of our total advertising revenue. In 2003, we had 122 online advertising clients and our average revenue per online advertising client was US$16,000.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue increased 23.0% to US$13,825,000 in 2003 from US$11,244,000 in 2002. This increase was primarily due to a 38.6% increase in our average revenue per large contract to US$244,000 in 2003 from US$176,000 in 2002, partially offset by a 4.0% decrease in our number of large contracts to 48 in 2003 from 50 in 2002. Large commercial enterprise solutions contracts, which are those contracts with a value of RMB500,000 (US$60,411) or above, accounted for 84.8% and 78.1%, respectively, of our commercial enterprise solutions revenue in 2003 and 2002. Our commercial enterprise solutions revenue is dependent upon the size and timing of our client’s projects. As a result, the number of our commercial enterprise solutions contracts and the average revenue per contract has fluctuated from period to period. Generally, however, we intend to reduce our focus on our relatively low gross profit margin computer hardware sales and to increase our focus on providing our higher gross profit margin integrated computer software solutions.

Internet Access. Our Internet access revenue decreased 65.7% to US$1,560,000 in 2003 from US$4,545,000 in 2002. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue and incur costs with respect to our Internet access business in 2003 because Internet access cards that were sold in prior periods were used during this period. We do not expect to recognize a material amount of revenue or incur a material amount of costs with respect to our Internet access business in future periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$77,073,000 in 2003 from US$29,975,000 in 2002.

Cost of Services. Our cost of services increased 96.0% to US$32,794,000 in 2003 from US$16,731,000 in 2002. This increase was primarily due to an increase in the costs of our wireless internet services as a result of the expansion of this business. The direct costs of our wireless internet services increased to US$18,851,000 in 2003 from US$2,976,000 for the same period in 2002.

Cost of Goods Sold. Our cost of goods sold increased 38.7% to US$11,291,000 in 2003 from US$8,143,000 in 2002. This increase was due to an increase in our computer hardware sales to commercial enterprise solutions clients and the resulting increase in the cost of computer hardware sold.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 77.2% to US$44,085,000 in 2003 from US$24,874,000 in 2002.

Gross Profit. As a result of the foregoing, our gross profit increased to US$32,988,000 in 2003 from US$5,101,000 in 2002.

Selling and Marketing Expenses. Our selling and marketing expenses decreased 9.7% to US$2,772,000 in 2003 from US$3,069,000 in 2002. This decrease was primarily due to the fact that we were able to eliminate 14 sales and marketing positions as a result of our decision to stop selling Internet access cards in the fourth quarter of 2002. In addition, our marketing expenses in 2002 included a US$134,000 advertising campaign that we conducted in connection with the Soccer World Cup that was hosted by Korea and Japan. We did not conduct a comparable campaign in 2003.

General and Administrative Expenses. Our general and administrative expenses increased 24.2% to US$9,133,000 in 2003 from US$7,356,000 in 2002. This increase was primarily due to an increase in our provisions for bad debts and an increase in our compensation and benefits expenses. In 2003, we increased our provisions for bad debts to US$1,487,000 from US$781,000 in 2002 as a result of outstanding receivables from wholesale purchasers of our Internet access cards. For a discussion of our allowances for doubtful accounts policy, see “Critical Accounting Policies”. We discontinued our Internet access business in the fourth quarter of 2002. Our compensation and benefits expenses increased 53.2% to US$3,563,000 from US$2,325,000 in 2002 as a result of an increase in the number of our general management, finance and administrative personnel to 97 on December 31, 2003 from 85 on December 31, 2002, as well as an increase in the average compensation and benefits paid to our personnel.

Amortization of Intangibles. Our amortization of intangibles increased to US$629,000 in 2003 from US$88,000 in 2002. This increase was primarily due to amortization of a contract between Wu Ji Network and China Mobile for the provision of wireless IVR services, which was acquired on November 19, 2003 in connection with our acquisition of Puccini. As a result of our acquisition, our amortization of intangibles will increase in future periods.

Total Operating Expenses. As a result of the foregoing, our total operating expenses decreased 1.5% to US$13,223,000 in 2003 from US$13,420,000 in 2002.

Income/(Loss) from Operations. As a result of the foregoing, our income from operations was US$19,765,000 in 2003 compared to a loss of US$8,319,000 in 2002.

Income Tax (Expense)/Credit. We recorded an income tax credit of US$254,000 in 2003 as opposed to an income tax expense US$16,000 in 2002. The primary reason for this tax credit was the recognition of a US$274,000 deferred tax asset by Beijing Lei Ting.

Minority Interests. The portion of income attributable to minority interests was US$127,000 in 2003 compared with a portion of loss attributable to minority interests of US$389,000 in 2002. This change was due to a change in the net income of GreaTom. We recognize the entire net income or net loss of GreaTom in our consolidated financial statements and then deduct the portion of that net income, or add back the portion of the net loss, attributable to Great Wall Computer Software and Systems Co., Ltd. and Great Wall Technology Company, Ltd., which owned 20% and 10%, respectively, of GreaTom in 2001. In November 2003, Shenzhen Freenet purchased a 20% interest in GreaTom from Great Wall Computer Software and Systems Co. Ltd. Accordingly, from the date of this acquisition, only 10% of the net income or net loss of GreaTom will be attributed to minority interests.

Net Income/(loss). As a result of the foregoing, our net income attributable to shareholders was US$19,572,000 in 2003 compared to a net loss of US$8,354,000 in 2002.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net cash (used in)/provided by operating activities	(4,564)	19,669	33,759
Net cash used in investing activities	(4,935)	(2,758)	(146,099)
Net cash provided by/(used in) financing activities	10,974	(1,027)	169,024

Net increase in cash and cash equivalents	1,475	15,884	56,684

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances, and it does not intend to do so in the future. As of December 31, 2004, our amounts due to related parties was US$20,331,000. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2004, we had cash and cash equivalents of US$79,320,000.

Net cash provided by operating activities was US$33,759,000 in 2004 compared to net cash provided by operating activities of US$19,669,000 in 2003. This increase was primarily due to the increase in our net income from US$19,572,000 in 2003 to US$33,908,000 in 2004. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Our net accounts receivable have experienced a steady increase from US$8,003,000 as of December 31, 2002, to US$14,689,000 as of December 31, 2003 and US$26,369,000 as of December 31, 2004. This increase is primarily due to the increase in our revenues from US$29,975,000 in 2002 to US$77,073,000 in 2003 and US$122,720,000 in 2004. The average collection time for our accounts receivable has increased from 54 days in 2003 to 62 days in 2004, after having decreased from 81 days in 2002. This increase in 2004 was primarily due to the lengthened payment cycles of mobile telecommunications operators. The decrease from 2002 to 2003 was primarily due to our decision to stop selling our Internet access cards, the expansion of our wireless internet data services business and the fact that our wireless data service business has a shorter payment cycle than our Internet access business. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue. For a discussion of our allowances for doubtful accounts policy, see “Critical Accounting Policies”.

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators. In 2004, the majority of our wireless internet services revenue was contributed by two separate entities of the mobile telecommunications operators, upon whom we rely for billing and collection services. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$146,099,000 in 2004 compared to US$2,758,000 in 2003. This increase in 2004 was primarily due to our purchase of marketable securities of US$118,883,000 that have maturity dates ranging from March 2008 to November 2011 and bear interest rates ranging from 2.25% per annum to 8% per annum. The increase in net cash used in investing activities was also due to our initial payments of US$18,077,000 and US$2,169,000, respectively, for the acquisitions of Treasure Base and Whole Win, purchases of property and equipment of US$9,175,000, and payments of US$1,663,000 to purchase intangible assets. Our net cash used in investing activity in 2003 was primarily used to purchase servers and other computer hardware in connection with the expansion of our business. Our total capital expenditures for computer hardware for the years ended December 31, 2004, 2003 and 2002 was US$7,946,000, US$4,111,000 and US$3,020,000, respectively.

We currently have US$2,026,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Capital expenditures	4,451	4,790	9,175
Capital divestitures (cost)	302	479	538
Capital divestitures (book value)	195	91	9

Net cash provided by financing activities was US$169,024,000 in 2004, which represents the net proceeds from our initial public offering. In 2003, net cash used in financing activities primarily related to the repayment of loans from related parties, and in 2002, net cash from financing activities primarily related to advances from related parties.

As at December 31, 2004, our balance of current assets and marketable securities totalled US$228,891,000 while the balance of our current liabilities amounted to US$168,221,000. We believe that our current cash and cash equivalents, cash flow from operations and marketable securities will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2004, our amounts due to related parties was US$20,331,000 which was primarily the aggregate amount of several loans from our parent company that bear interest at the rate of 1.65% per annum over the Hong Kong dollar interbank offered rate and that do not have fixed repayment terms, but will become repayable on demand after December 31, 2004. Our parent company has, however, agreed not to demand repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As of December 31, 2004, we did not have any other indebtedness, and we did not have any material debt securities or material mortgages or liens. In addition, other than our obligations in connection with our acquisition of Treasure Base as of December 31, 2004, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Due to related parties – short term	—	—	20,331
Due to related parties – long term	26,316	19,983	—

Total debt	26,316	19,983	20,331

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2004, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2004:

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Due to related parties – short term	20,331	20,331	—	—	—
Purchase obligation(1)	103,798	103,798	—	—	—
Operating lease commitments	2,733	1,667	1,066	—	—
Other contractual commitments	2,026	2,026	—	—	—

Total contractual obligations	128,888	127,822	1,066	—	—

(1)	Includes cash payment of US$66,047,000 for the acquisition of Puccini, US$14,957,000 for the acquisition of Treasure Base, US$5,062,000 for the acquisition of Whole Win and US$17,732,000 for the acquisition of Indiagames.

In addition to the contractual obligations set forth in the table above, we are obligated to issue ordinary shares worth US$47,547,000 to Cranwood in April 2005 in connection with our acquisition of Puccini. Cranwood has, however, agreed to provide us, upon request, within 10 business days following the final payment, an unsecured, twelve-month loan at an interest rate of 0.5% over LIBOR, in an amount equal to half of the cash consideration actually received by Cranwood. Furthermore, in connection with our acquisition of Puccini, Cranwood has exercised its right under the acquisition agreement to distribute substantially all of the retained earnings of Wu Ji Network accumulated prior to September 25, 2003, the date of the acquisition agreement, by donating a sum of US$1,842,000 to Shantou University in China and confirmed that this donation satisfied such right in full. We accrued a liability for this donation in 2003 and the donation was made in 2004.

Holding Company Structure

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and our subsidiaries. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside a portion, up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

Research and Development

Research and development costs represented 0.7% of our total revenues in 2004, consistent with the level in 2003. We anticipate that research and development costs will increase in 2005 to expand our wireless product and service offering and recruit software engineers.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Income Taxation

The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

In future periods, we expect that substantially all of our revenues will be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The table below sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ended December 31,
	2004	2005	2006	2007	2008	2009
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	7.5%	7.5%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	0%	0%	7.5%	7.5%	7.5%	15%
GreaTom	7.5%	7.5%	7.5%	15%	15%	15%
Beijing Super Channel	7.5%	7.5%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	0%	0%	7.5%	7.5%	7.5%
LingXun	0%	0%	7.5%	7.5%	7.5%	15%
Ceng Dong Yi	0%	0%	0%	7.5%	7.5%	7.5%
Beijing Lahiji	0%	0%	0%	7.5%	7.5%	7.5%
Startone	0%	0%	0%	7.5%	7.5%	7.5%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses. For a discussion of our deferred tax valuation allowance accounting policy, see “Critical Accounting Policies”.

The table below sets forth the tax loss carry forward with respect to certain of our subsidiaries and variable interest entities as of December 31, 2004:

	Expiring on December 31,
	Total	2006	2007	2008	2009
	(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	2,589	—	825	856	908
Beijing Lei Ting (Chengdu)	506	—	—	—	506
GreaTom	49	—	49	—	—
Beijing Super Channel	1,373	—	—	1,373	—
Shanghai Super Channel	1,715	345	432	377	561

In addition, our revenues are subject to business taxes and value-added taxes. For a summary of these taxes, see “Revenues”.

Business Outlook

The Company’s management expects revenues for the first quarter of 2005 to be between US$35.5 million and US$36.2 million. The migration of MMS services to MISC platform by China Mobile and the carrier’s new MMS revenue recognition policy implemented in the quarter could put pressure on the Company’s MMS revenue in the quarter. But strong demand for voice and WAP services may offset the potential downturn.

Others

Foreign exchange exposure

While our reporting currency is the U.S. dollar, to date virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in our U.S. dollar financial statements will decline.

Charges on group assets

As at December 31, 2004, the Group had not pledged any assets.

Employee information

As at December 31, 2004, the Group had 828 full-time employees. During 2004, our employee costs, including Directors’ emoluments, totaled US$11,209,000.

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Gearing Ratio

As at December 31, 2004, the gearing ratio of the Group based on total liabilities over total assets was approximately 41.7%.

AUDITED CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2004
	(in thousands of U.S. dollars)
Assets

Current Assets:
Cash and cash equivalents	22,636	79,320
Accounts receivable, net	14,689	26,369
Deferred costs	15,000	—
Prepayments	1,405	4,116
Deposits and other receivables	935	2,343
Due from related parties	124	159
Inventories	29	113

Total current assets	54,818	112,420
Available-for-sale securities	—	116,471
Investment under cost method	—	1,494
Long-term prepayments and deposits	565	240
Property and equipment, net	7,094	11,927
Deferred tax assets	274	348
Goodwill, net	214	158,494
Intangibles, net	4,411	1,707

Total assets	67,376	403,101

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,241	2,778
Other payables and accruals	22,195	10,834
Income tax payable	401	543
Deferred revenues	414	122
Consideration payables	6,580	133,613
Due to related parties - short term	—	20,331

Total current liabilities	32,831	168,221
Due to related parties - long term	19,983	—

Total liabilities	52,814	168,221
Minority interests	152	456

	52,966	168,677
Shareholders’ equity:

Share capital	3,590	4,995
Paid-in capital	75,551	260,867
Statutory reserves	1,552	9,452
Accumulated other comprehensive losses	(55)	(670)
Accumulated deficit	(66,228)	(40,220)

Total shareholders’ equity	14,410	234,424

Total liabilities and shareholders’ equity	67,376	403,101

The accompanying notes are an integral part of the consolidated financial information.

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31
		2002	2003	2004
	Note(s)	(in thousands of U.S. dollars)
Revenues:
Wireless internet services		9,958	55,843	112,880
Advertising		4,228	5,845	7,583
Commercial enterprise solutions		11,244	13,825	2,189
Internet access		4,545	1,560	68

Total revenues		29,975	77,073	122,720
Cost of revenues:
Cost of services		(16,731)	(32,794)	(63,966)
Cost of goods sold		(8,143)	(11,291)	(791)

Total cost of revenues		(24,874)	(44,085)	(64,757)

Gross profit		5,101	32,988	57,963

Operating expenses:
Selling and marketing expenses		(3,069)	(2,772)	(7,695)
General and administrative expenses		(7,356)	(9,133)	(12,385)
Product development expenses		(692)	(689)	(886)
Amortization of intangibles		(88)	(629)	(5,614)
Provision for impairment of goodwill		(1,949)	—	—
Provision for impairment of intangibles		(266)	—	(307)

Total operating expenses		(13,420)	(13,223)	(26,887)

(Loss)/income from operations		(8,319)	19,765	31,076

Other (expenses)/income:
Net interest (expenses)/income		(408)	(320)	3,095

(Loss)/income before tax		(8,727)	19,445	34,171
Income tax (expenses)/credit	3	(16)	254	41

(Loss)/income after tax		(8,743)	19,699	34,212
Minority interests		389	(127)	(304)

Net (loss)/income attributable to shareholders		(8,354)	19,572	33,908

(Loss)/earnings per ordinary share – basic (cents):	4	(0.30)	0.70	0.94

(Loss)/earnings per ordinary share – diluted (cents): (cents):		N/A	N/A	0.85

(Loss)/earnings per ADS – basic (cents):		(23.8)	55.9	75.2

(Loss)/earnings per ADS – diluted (cents):		N/A	N/A	68.4

The accompanying notes are an integral part of the consolidated financial information.

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit)/ equity
	(in thousands of U.S. dollars except the number of shares)
Balance as of January 1, 2002	2,800,000,000	3,590	93,018	—	(12)	(97,829)	(1,233)
Contribution from shareholders (*)	—	—	166	—	—	—	166
Foreign currency translation adjustment	—	—	—	—	(43)	—	(43)
Appropriation to statutory reserves	—	—	—	1,552	—	(1,552)	—
Net loss	—	—	—	—	—	(8,354)	(8,354)

Balance as of December 31, 2002	2,800,000,000	3,590	93,184	1,552	(55)	(107,735)	(9,464)

Contribution from shareholders (*)	—	—	1,157	—	—	—	1,157
Net income	—	—	—	—	—	19,572	19,572
Reorganization adjustment (#)	—	—	(18,790)	—	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410

Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares as purchase consideration for acquisition of Puccini Group	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on available-for-sale securities	—	—	—	—	(615)	—	(615)
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—
Net income	—	—	—	—	—	33,908	33,908

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424

*	Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses.
#	Reorganization adjustment for the year ended December 31, 2003 represents the reorganization pursuant to Initial Public Offering, which was completed on September 26, 2003.

The accompanying notes are an integral part of the consolidated financial information.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net (loss)/income	(8,354)	19,572	33,908
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Amortization of intangibles	88	629	5,614
Amortization of premium of debt securities	—	—	298
Provision for impairment of goodwill	1,949	—	—
Provision for impairment of intangibles	266	—	307
Allowance for doubtful accounts	781	1,487	761
Depreciation	1,865	3,016	4,544
Deferred income tax	—	(274)	(74)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	435	394	—
Corporate expenses recharged by TOM Group	729	923	—
Loss on disposal of property & equipment	163	91	9
Minority interests	(389)	127	304
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(3,414)	(8,337)	(10,443)
Prepayments	636	(913)	(2,892)
Deposits and other receivables	(79)	(568)	69
Due from related parties	987	226	(35)
Inventories	(1,296)	1,493	(84)
Long-term prepayments and deposits	94	(361)	63
Accounts payable	107	623	(1,085)
Other payables and accruals	(1,360)	2,148	2,499
Income tax payable	—	2	24
Deferred revenues	(1,079)	(1,320)	(374)
Due to related parties	3,307	711	346

Net cash (used in)/provided by operating activities	(4,564)	19,669	33,759

Cash flow from investing activities
Payments for purchase of property & equipment	(4,451)	(4,790)	(9,175)
Proceeds from disposal of property & equipment	32	—	—
Payments for purchase of intangible assets	—	—	(1,663)
Payment for investment under cost method	—	—	(1,494)
Net cash (used in)/acquired from acquisition of subsidiaries	(998)	3,721	(14,884)
Cash disposed with spin-off	—	(1,689)	—
Receipt from settlement of loans to related parties	482	—	—
Payments for investment in available-for-sale securities	—	—	(118,883)

Net cash used in investing activities	(4,935)	(2,758)	(146,099)

Cash flow from financing activities
Repayment of short-term bank loan	(3,615)	—	—
Restricted cash	4,030	—	—
Advances from/ (repayment to) related parties	10,559	(1,027)	—
Issue of ordinary shares, net of expenses	—	—	169,024

Net cash provided by /(used in) financing activities	10,974	(1,027)	169,024

Net increase in cash and cash equivalents	1,475	15,884	56,684
Cash and cash equivalents, beginning of year	5,320	6,752	22,636
Foreign currency translation	(43)	—	—

Cash and cash equivalents, end of year	6,752	22,636	79,320

Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	(12)	(22)	(9)
Interest received from bank deposit and available-for-sale securities	27	74	3,985
Non-cash activities:
Property and equipment transferred from TOM Group	205	—	7
Property and equipment transferred to subsidiaries of TOM Group	—	292	—
Contribution from shareholders	166	1,157	—
Issuance of shares as initial purchase consideration for acquisition of Puccini Group	—	—	18,500
Outstanding payments for listing expenses	—	15,000	803

The accompanying notes are an integral part of the consolidated financial information.

NOTES TO AUDITED CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of presentation

The consolidated financial information has been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements are prepared based on the historical cost convention except for available-for-sale securities which are stated at fair value.

The consolidated financial information includes the accounts of TOM Online Inc. (“the Company”) and its controlled operating entities including its subsidiaries and variable interest entities hereinafter collectively referred to as the “Group”.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. The Company consolidates their results of operations in the consolidated financial information.

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated statements of operations from the effective date of acquisition.

All significant inter-company balances and transactions within the Group have been eliminated on consolidation.

2.	Turnover and Segmental reporting

Based on the criteria established by SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information” the Group operates in four principal business segments. The Group does not allocate any operating expenses or assets to its four business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless internet services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment. The Group operated its business only in China for the years ended December 31, 2002, 2003 and 2004.

Summarized information by business segment for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Revenues
Wireless internet services	9,958	55,843	112,880
Advertising	4,228	5,845	7,583
Commercial enterprise solutions	11,244	13,825	2,189
Internet access	4,545	1,560	68

Total revenues	29,975	77,073	122,720

Cost of revenues
Wireless internet services	(7,632)	(27,294)	(60,979)
Advertising	(3,914)	(4,351)	(2,736)
Commercial enterprise solutions	(9,238)	(11,773)	(1,042)
Internet access	(4,090)	(667)	—

Total cost of revenues	(24,874)	(44,085)	(64,757)

Gross profit	5,101	32,988	57,963

3.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2002, 2003 and 2004.

4.	(Loss)/earnings per ordinary share and (Loss)/earnings per ADS

The following table sets forth the computation of basic and diluted (loss)/earnings per ordinary share for the years ended December 31, 2002, 2003 and 2004:

	For the year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars except number of shares)
Numerator:
Net (loss)/profit attributable to ordinary shareholders	(8,354)	19,572	33,908

Denominator:
Weighted average number of ordinary shares outstanding, basic	2,800,000,000	2,800,000,000	3,608,743,169
Dilutive effect of contingently issuable shares in relation to settlement of considerations for acquisition	—	—	358,815,780

Weighted average number of ordinary shares outstanding, diluted	2,800,000,000	2,800,000,000	3,967,558,949

(Loss)/earnings per ordinary share, basic (cents)	(0.30)	0.70	0.94
(Loss)/earnings per ordinary share, diluted (cents)	N/A	N/A	0.85

(Loss)/earnings per ADS, basic (cents)	(23.8)	55.9	75.2
(Loss)/earnings per ADS, diluted (cents)	N/A	N/A	68.4

Stock options were excluded from the computation of diluted earnings / (loss) per share because (i) the exercise prices of the options were greater than the average market price of the ordinary shares, or (ii) the inclusion of the options would have been anti-dilutive because the Company experienced a net loss during the year.

5. Dividends

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for the years ended December 31, 2002, 2003 and 2004.

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

SUPPLEMENTARY INFORMATION PROVIDED BY MANAGEMENT

1.	Unaudited Summary of principal differences between US GAAP and HK GAAP

The consolidated financial information of the Group is prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net (liabilities)/assets of the Group as of December 31, 2002, 2003 and 2004, and the revenues, the net (loss)/income attributable to shareholders and the basic and diluted (loss)/earnings per share of the Group for each of the three years then ended is presented below.

The Hong Kong Institute of Certified Public Accountants (HKICPA) has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred to as “new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2005. For the purpose of this supplemental information, the Group has early adopted the following new HKFRSs in the financial information for the year ended December 31, 2004:

•	HKFRS 3 Business Combinations

•	HKAS 36 Impairment of Assets

•	HKAS 38 Intangible Assets

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (loss)/income attributable to shareholders under US GAAP	(8,354)	19,572	33,908

Reconciliation adjustments, net of tax:

Allocations of expenses from TOM Group	729	763	—
Imputed interest charge	435	394	—
Adjustment for amortization/ impairment of goodwill	789	—	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	629	4,411

Net (loss)/income attributable to shareholders under HK GAAP	(6,401)	21,358	38,319

(Loss)/earnings per share – basic (cents) under US GAAP	(0.30)	0.70	0.94

(Loss)/earnings per share – basic (cents) under HK GAAP	(0.23)	0.76	1.06

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Total assets under US GAAP	25,574	67,376	403,101
Reconciliation adjustments, net of tax:
Adjustment of intangibles, net	—	(4,411)	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	—	5,040
Recognition of negative goodwill arising from the acquisition of Puccini	—	(1,540)	—

Total assets under HK GAAP	25,574	61,425	408,141

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (liabilities)/assets under US GAAP	(9,464)	14,410	234,424
Reconciliation adjustments, net of tax:

Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	629	5,040

Net (liabilities)/assets under HK GAAP	(9,464)	15,039	239,464

2. UNAUDITED ADDITIONAL FINANCIAL INFORMATION

RECONCILIATION OF GAAP INCOME FROM OPERATIONS TO EBITDA*

	Year ended December 31,
	2003	2004
	(in thousands of U.S. dollars)
	Actual	Actual
Income from operations	19,765	31,076
Depreciation	3,016	4,544
Amortization of intangibles and others	629	5,921

EBITDA	23,410	41,541

*	EBITDA refers to earnings before interest, taxation, depreciation, amortization and other non-cash activities. To supplement its consolidated financial statements presented in accordance with the generally accepted accounting principles in the United States, TOM Online uses the non-US GAAP measure of EBITDA, which is adjusted from results based on US GAAP. The use of non-US GAAP measures is provided to enhance the reader’s overall understanding of our current financial performance and our future prospects. Specifically, the Company believes that the non-US GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments or may not be indicative of our core operating results. In addition, because the Company has historically reported certain non-US GAAP results to investors, the Company believes the inclusion of non-US GAAP measures provides consistency in our financial reporting. Non-US GAAP measures should be considered in addition to results prepared in accordance with the US GAAP, but should not be considered a substitute for or superior to our US GAAP results. Consistent with the Company’s historical practice, the non-US GAAP measures included in this announcement have been reconciled to the nearest US GAAP measure.

BOARD PRACTICES AND PROCEDURES

The Company has complied with the Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules (before amendments effective January 1, 2005) throughout the year, except that the non-executive Directors are not appointed for specific term and are subject to re-election at the annual general meeting of the Company in accordance with the provisions of the Company’s Articles of Association.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Company has established the Audit Committee in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the Board with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The Audit Committee comprises three independent non-executive Directors, namely, Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui. Mr. Gordon Kwong is the chairman of the Audit Committee. The Audit Committee has met 5 times during the year.

The audited consolidated results of the Group for the year ended December 31, 2004 have been reviewed by the Audit Committee.

DEFINITIONS

“2.5G”	means	the state of wireless technology and capability usually associated with General Packet Radio Services, or GPRS, which is between the second and third generation of wireless technology. GPRS offers data speeds at 28 Kbps or higher

“ADSs”	means	American depositary shares issued by Citibank N.A. each representing ownership of 80 shares of the Company, which are quoted on NASDAQ

“Advanced Internet Services”	means	Advanced Internet Services Limited

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Lahiji”	means	Beijing Lahiji Technology Development Limited

“Beijing Planet Network”	means	Beijing Planet Network Travel Information Technology Limited

“Beijing Super Channel”	means	Beijing Super Channel Network Limited

“Beijing Tom”	means	Beijing TOM International Advertising Limited

“BREW”	means	by Qualcomm, is a technology used for downloading and running small software applications and content to mobile phones and other wireless devices using CDMA

“Ceng Dong Yi”	means	Ceng Dong Yi (Beijing) Technology Company Limited

“China Mobile”	means	China Mobile Communications Corporation

“China Travel Network”	means	China Travel Network Company Limited

“China Unicom”	means	China United Telecommunications Corporation

“Company”, “our Company”, “we”, and “TOM Online”	means	TOM Online Inc.

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“GreaTom”	means	Beijing GreaTom United Technology Company Limited

“Group”	means	the Company and its subsidiaries

“Heng Dong Wei Xin”	means	Heng Dong Wei Xin (Beijing) Technology Company Limited

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“Indiagames”	means	Indiagames Limited

“IVR”	means	interactive voice response, a software application that accepts a combination of voice telephone input and touch-tone keypad selection and provides appropriate responses in the form of voice, fax, callback, e-mail, etc. IVR is usually part of a larger application that includes database access

“Java”	means	J2ME (Java 2 Micro Edition) is a technology used to download and run small, user-installable, internet-enabled, software applications for wireless devices such as mobile phones

“LingXun”	means	Beijing LingXun Interactive Science Technology and Development Company Limited

“MISC”	means	Mobile Information Services Center, a platform which is composed of three sub-systems, with one designed for service control, another for operation management, along with a sub-system to provide unified network management functions. The platform also has an Internet service interface and billing agent for all service gateways and service providers

“MMS”	means	multimedia messaging services, a technology that allows users to receive and transmit multimedia message such as text, audio and video messages using their mobile phones

“NASDAQ”	means	National Market of National Automated Systems Dealership and Quotation in the United States of America

“Nine core Internet business entities”	means	Lahiji Vale Limited, Laurstinus Limited, Advanced Internet Services, Beijing Lei Ting, TOM.COM (China) Investment Limited, Shenzhen Freenet, GreatTom, Beijing Super Channel and Shanghai Super Channel

“PRC” or “China”	means	the People’s Republic of China

“PRC GAAP”	means	the generally accepted accounting principles in the PRC

“Puccini”	means	Puccini International Limited

“Puccini Group”	means	Puccini International Limited and its subsidiaries, including Wu Ji Network

“Puccini Network”	means	Puccini Network Technology (Beijing) Limited

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFAS”	means	Statement of Financial Accounting Standards under US GAAP

“Sharkwave Technology”	means	Sharkwave Asia Pacific Limited

“Shenzhen Freenet”	means	Shenzhen Freenet Information Technology Company Limited

“Shenzhen Freenet Advertising”	means	Shenzhen Freenet Super Channel Advertising Company Limited

“Shanghai Super Channel”	means	Shanghai Super Channel network Limited

“Sichuan Great Wall”	means	Sichuan Great Wall Software Group

“SMS”	means	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Startone”	means	Startone (Beijing) Information Technology Company Limited

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“Treasure Base Group”	means	Treasure Base Investments Limited, WFOE and LingXun

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

“WAP”	means	wireless application protocol, a global standard for developing applications over wireless communications networks

“WFOE”	means	wholly foreign-owned enterprise

“Whole Win”	means	Whole Win Investments Limited

“Wu Ji Network”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong

Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua

Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui

Ms. Elaine Feng

Mr. Fan Tai	Alternate Director:

Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

Exhibit 1.2

TOM Online announces financial results for the full year 2004

(Hong Kong, March 15, 2005) — TOM Online Inc., (Nasdaq: TOMO; Hong Kong GEM stock code: 8282) (“TOM Online” or the “Company”), a leading wireless internet company in China, announced today its financial results for the full year ended December 31, 2004.

Financial Highlights for Fiscal Year 2004:

•	Total revenues for the year ended December 31, 2004 grew by 59% from 2003 to US$122.7 million

•	Revenues from wireless Internet services rose to US$112.9 million for the year, representing a 102% growth from 2003

•	Revenues from voice services rose to US$29.0 million, up 1,290% from US$2.1 million in the previous year

•	Revenues from 2.5G products increased by 1,250% to US$28.9 million for the year

•	Advertising revenues rose to US$7.6 million in 2004, up 30% from 2003

•	US GAAP basic earnings per American Depositary Share were US$75.2 cents for the full year and US$68.4 cents fully diluted earnings per share for the full year

“I’m very proud of our results for 2004 where we achieved record high revenue and net profit. The Company has demonstrated that wireless internet services are a sustainable and viable business despite having encountered unexpected regulatory challenges during the year. While the Company benefits from its diversified revenue and product mix, its successful track record of mergers and acquisitions lays for the Company a road ahead to more organic growth. It is my belief that our diversification strategy will continue to help us capture any growth opportunities in 2005,” said Wang Lei Lei, Chief Executive Officer and Executive Director of TOM Online.

Business Results

For fiscal 2004, total revenues rose to US$122.7 million from US$77.1 million in fiscal 2003. Gross profit rose to US$58.0 million from US$33.0 million. US GAAP net income in fiscal 2004 was US$33.9 million. US GAAP basic earnings per ADS were US$75.2 cents for the full year and US$68.4 cents fully diluted earnings per ADS for the full year. That compares to net income of US$19.6 million, or basic earnings of US$55.9 cents per ADS in fiscal 2003.

Wireless internet revenues grew to US$112.9 million in 2004 from US$55.8 million in the previous year. SMS, which accounted for more than 90% of our wireless Internet revenues in 2003, now accounted for just 49% of revenues in 2004. The change in the Company’s wireless Internet revenue mix reflects the success of its diversification strategy to reduce reliance on SMS. Voice services, driven by strong demand for IVR products, accounted for 26% of total wireless internet revenues for the year versus 4% in 2003.

Advertising revenues rose to US$7.6 million in 2004 from US$5.8 million in 2003. The increase was in part due to wider awareness of the Company’s brand, higher traffic to its portal and a stronger sales team. Enhanced relationships with advertising agencies also helped the Company build up a more extensive client base.

“We continue to benefit from the diversity of our revenue and product base. This diversity has allowed us to grow both our top-line and bottom-line and to maintain attractive margins,” said Peter Schloss, Chief Financial Officer and Executive Director of TOM Online.

US GAAP basic earnings per ADS were US$75.2 cents for the full year and US$68.4 cents fully diluted earnings per ADS for the year. The weighted average of shares used in computing US GAAP basic earnings per ADS for the full year were 45,109,290 shares and shares used in computing US GAAP diluted earnings per ADS for the quarter were 49,594,487.

Key business developments

Indiagames

In December, 2004, the Company announced the acquisition of a majority stake in Indiagames, a leading global mobile games developer. The investment not only has helped TOM Online establish its wireless game presence in India and China, but also vastly broadened its horizon for growth globally. The owner of one of the largest wireless content development facilities in the world with more than 160 highly experienced professionals, the India-based company counts top tier Hollywood studios, handset manufacturers, and more than 100 distribution channels among its partners around the world. The deal has moved the Company closer to offering its integrated Internet products and services onto the world stage with access to truly global partners and distribution channels, a first for any Chinese portal.

Whole Win

In November, 2004, TOM Online acquired the entire share capital of Whole Win Investments Ltd, a fast-growing WAP services provider. The transaction has expanded and enhanced TOM Online’s range of popular mobile Internet products at a time when China’s 2.5G market is showing signs of entering into a new phase of growth.

TOM-Skype

In October, 2004, the Company launched a co-branded instant messaging tool, TOM-Skype, through an exclusive contractual arrangement with Skype Technologies S.A.. Based on peer-to-peer technology, the new service will turn the Company’s portal into a one-stop communication centre incorporating features such as large free e-mail box and other community-based products. Positioned as part of TOM Online’s key business development strategy, TOM-Skype will help the company further integrate its dynamic free and fee-based services, ranging from content channels to wireless internet products. The service not only has enhanced users’ loyalty but also further consolidated TOM Online’s standing as a leading portal for the young and trendy in China.

The Company believes the acquisitions and alliances that it established in 2004 will cement its leadership in the wireless internet industry and help assure recurring contributions from its current business base. Going forward, TOM Online is committed to continue to improve and diversify its offerings across its Internet and wireless assets in China as well as, where appropriate, internationally, the Company said.

Business Outlook

The Company’s management expects revenues for the first quarter of 2005 to be between US$35.5 million and US$36.2 million. The migration of MMS services to MISC platform by China Mobile and the carrier’s new MMS revenue recognition policy implemented in the quarter could put pressure on the Company’s MMS revenue in the quarter. But strong demand for voice and WAP services may offset the potential downturn.

Conference Call

Following the announcement, TOM Online’s management team will host a conference call at 9:00 AM EST (10:00 PM Hong Kong time) on March 15, 2005 to present an overview of the company’s financial performance and business operations.

The dial-in number for the call is +10800-8520823 (China North), +10800-1520823 (China South), +852-22584002 (Hong Kong), +0800-0967428 (United Kingdom), +877-542-7993 (the United States). The passcode is TOM ONLINE.

The conference call will also be webcasted live on http://ir.tom.com. A replay of the call can be accessed by dialing +852-2802-5151; passcode: 737762. The call will be archived for seven days.

About TOM Online Inc.

TOM Online Inc. (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO) is a leading mobile internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless internet and online advertising. In the wireless internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless internet voice business. As at December 31, 2004, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Forward Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	our network expansion and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to the growth rate of our total revenues, wireless Internet revenues and online advertising revenues;

•	the development of our latest product offerings;

•	the development of the regulatory environment; and

•	future growth in the telecommunications and Internet industries in China.

The words “forecast,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” of the Form 20-F to be filed and the following:

•	any changes in our relationship with telecommunications operators in China;

•	the effect of competition on the demand for and the price of our services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in the regulatory policies of the Ministry of Information Industry, or MII, and other relevant government authorities relating to, among other matters, the granting and approval of licenses and the restrictions on Internet content;

•	any changes in telecommunications and related technology and applications based on such technology;

•	any changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications market, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

We do not intend to update or otherwise revise the forward-looking statements in the annual report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in the annual report might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

###

For enquiries:

Rico Ngai, Corporate Communications (International)

TOM Online Inc.

Beijing

Tel: +86 (10) 6528-3399 Ext 6940

Mobile: +86 139-118-95354

Fax: +86 (10) 8518-1169

E-mail: ricongai@bj.tom.com

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2004
	(in thousands of U.S. dollars)
Assets

Current Assets:
Cash and cash equivalents	22,636	79,320
Accounts receivable, net	14,689	26,369
Deferred costs	15,000	—
Prepayments	1,405	4,116
Deposits and other receivables	935	2,343
Due from related parties	124	159
Inventories	29	113

Total current assets	54,818	112,420
Available-for-sale securities	—	116,471
Investment under cost method	—	1,494
Long-term prepayments and deposits	565	240
Property and equipment, net	7,094	11,927
Deferred tax assets	274	348
Goodwill, net	214	158,494
Intangibles, net	4,411	1,707

Total assets	67,376	403,101

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,241	2,778
Other payables and accruals	22,195	10,834
Income tax payable	401	543
Deferred revenues	414	122
Consideration payables	6,580	133,613
Due to related parties - short term	—	20,331

Total current liabilities	32,831	168,221
Due to related parties - long term	19,983	—

Total liabilities	52,814	168,221
Minority interests	152	456

	52,966	168,677

Shareholders’ equity:

Share capital	3,590	4,995
Paid-in capital	75,551	260,867
Statutory reserves	1,552	9,452
Accumulated other comprehensive losses	(55)	(670)
Accumulated deficit	(66,228)	(40,220)

Total shareholders’ equity	14,410	234,424

Total liabilities and shareholders’ equity	67,376	403,101

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Revenues:
Wireless internet services	9,958	55,843	112,880
Advertising	4,228	5,845	7,583
Commercial enterprise solutions	11,244	13,825	2,189
Internet access	4,545	1,560	68

Total revenues	29,975	77,073	122,720
Cost of revenues:
Cost of services	(16,731)	(32,794)	(63,966)
Cost of goods sold	(8,143)	(11,291)	(791)

Total cost of revenues	(24,874)	(44,085)	(64,757)

Gross profit	5,101	32,988	57,963

Operating expenses:
Selling and marketing expenses	(3,069)	(2,772)	(7,695)
General and administrative expenses	(7,356)	(9,133)	(12,385)
Product development expenses	(692)	(689)	(886)
Amortization of intangibles	(88)	(629)	(5,614)
Provision for impairment of goodwill	(1,949)	—	—
Provision for impairment of intangibles	(266)	—	(307)

Total operating expenses	(13,420)	(13,223)	(26,887)

(Loss)/income from operations	(8,319)	19,765	31,076

Other (expenses)/income:
Net interest (expenses)/income	(408)	(320)	3,095

(Loss)/ income before tax	(8,727)	19,445	34,171
Income tax (expenses)/credit	(16)	254	41

(Loss)/ income after tax	(8,743)	19,699	34,212
Minority interests	389	(127)	(304)

Net (loss)/ income attributable to shareholders	(8,354)	19,572	33,908

(Loss)/earnings per ordinary share – basic (cents):	(0.30)	0.70	0.94

(Loss)/earnings per ordinary share – diluted(cents):	N/A	N/A	0.85

(Loss)/earnings per ADS – basic (cents):	(23.8)	55.9	75.2

(Loss)/earnings per ADS – diluted (cents):	N/A	N/A	68.4

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004
	(in thousands of U.S. dollars)
Cash flow from operating activities
Net (loss)/income	(8,354)	19,572	33,908
Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Amortization of intangibles	88	629	5,614
Amortization of premium of debt securities	—	—	298
Provision for impairment of goodwill	1,949	—	—
Provision for impairment of intangibles	266	—	307
Allowance for doubtful accounts	781	1,487	761
Depreciation	1,865	3,016	4,544
Deferred income tax	—	(274)	(74)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	435	394	—
Corporate expenses recharged by TOM Group	729	923	—
Loss on disposal of property & equipment	163	91	9
Minority interests	(389)	127	304
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(3,414)	(8,337)	(10,443)
Prepayments	636	(913)	(2,892)
Deposits and other receivables	(79)	(568)	69
Due from related parties	987	226	(35)
Inventories	(1,296)	1,493	(84)
Long-term prepayments and deposits	94	(361)	63
Accounts payable	107	623	(1,085)
Other payables and accruals	(1,360)	2,148	2,499
Income tax payable	—	2	24
Deferred revenues	(1,079)	(1,320)	(374)
Due to related parties	3,307	711	346

Net cash (used in)/provided by operating activities	(4,564)	19,669	33,759

Cash flow from investing activities
Payments for purchase of property & equipment	(4,451)	(4,790)	(9,175)
Proceeds from disposal of property & equipment	32	—	—
Payments for purchase of intangible assets	—	—	(1,663)
Payment for investment under cost method	—	—	(1,494)
Net cash (used in)/ acquired from acquisition of subsidiaries	(998)	3,721	(14,884)
Cash disposed with spin-off	—	(1,689)	—
Receipt from settlement of loans to related parties	482	—	—
Payments for investment in available-for-sale securities	—	—	(118,883)

Net cash used in investing activities	(4,935)	(2,758)	(146,099)

Cash flow from financing activities
Repayment of short-term bank loan	(3,615)	—	—
Restricted cash	4,030	—	—
Advances from/ (repayment to) related parties	10,559	(1,027)	—
Issue of ordinary shares, net of expenses	—	—	169,024

Net cash provided by /(used in) financing activities	10,974	(1,027)	169,024

Net increase in cash and cash equivalents	1,475	15,884	56,684
Cash and cash equivalents, beginning of year	5,320	6,752	22,636
Foreign currency translation	(43)	—	—

Cash and cash equivalents, end of year	6,752	22,636	79,320

Supplemental disclosures of cash flow information
Cash (paid)/ received during the year:
Cash paid for income taxes	(12)	(22)	(9)
Interest received from bank deposit and available-for-sale securities	27	74	3,985
Non-cash activities:
Property and equipment transferred from TOM Group	205	—	7
Property and equipment transferred to subsidiaries of TOM Group	—	292	—
Contribution from shareholders	166	1,157	—
Issuance of shares as initial purchase consideration for acquisition of Puccini Group	—	—	18,500
Outstanding payments for listing expenses	—	15,000	803

UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (loss)/ income attributable to shareholders under US GAAP	(8,354)	19,572	33,908

Reconciliation adjustments, net of tax:
Allocations of expenses from TOM Group	729	763	—
Imputed interest charge	435	394	—
Adjustment for amortization/ impairment of goodwill	789	—	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	629	4,411

Net (loss)/ income attributable to shareholders under HK GAAP	(6,401)	21,358	38,319

(Loss)/ earnings per share – basic (cents) under US GAAP	(0.3)	0.7	0.9

(Loss)/ earnings per share – basic (cents) under HK GAAP	(0.2)	0.8	1.1

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Total assets under US GAAP	25,574	67,376	403,101
Reconciliation adjustments, net of tax:
Adjustment of intangibles, net	—	(4,411)	—
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	—	5,040
Recognition of negative goodwill arising from the acquisition of Puccini	—	(1,540)	—

Total assets under HK GAAP	25,574	61,425	408,141

	Year ended December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net (liabilities)/ assets under US GAAP	(9,464)	14,410	234,424
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	—	629	5,040

Net (liabilities)/ assets under HK GAAP	(9,464)	15,039	239,464